UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BLUE WORLD ACQUISITION CORPORATION

(Name of Issuer)

Class A Ordinary Share, par value $0.0001 per share

(Title of Class of Securities)

G1263E102

(CUSIP Number)

Liang Shi

244 Fifth Avenue, Suite B-88

New York, NY 10001

212-726-2880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G1263E102

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Blue World Holdings Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,658,480(1)(2)
	8	Shared voting power
	9	Sole dispositive voting power 2,658,480 (1)(2)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 2,658,480 (1)(2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 22.22%
14	Type of reporting person* CO

(1)

It includes (i) 2,228,000 shares of Class B ordinary share, par value $0.0001 per share (“Class B Ordinary Share”) the reporting person acquired on August 5, 2021 and (ii) 378,480 share of Class A ordinary share, par value $0.0001 per share (“Class A Ordinary Share”)  that the reporting person acquired on February 2, 2022 in conjunction of the initial public offering of the Issuer and the exercise of the over-allotment option in full by underwriters.

(2)	Blue World Holdings Limited (the “Sponsor”), a Hong Kong private company limited by shares, is the record holder of the shares reported herein. The Sponsor is governed by a board of managers consisting of five members, Liang Shi, Fubin Shi, Hongyang Wang, Jianyong Xie, and Cunli Cheng. Each member has one vote, and the approval of a majority of the board is required to approve an action of our sponsor. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no director of our sponsor exercises voting or dispositive control over any of the securities held by our sponsor, even those in which he or she directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares.

SCHEDULE 13D

CUSIP No. G1263E102

This statement relates (the “Schedule 13D”) to the Class A ordinary share, par value $0.001 (the “Class A Ordinary Share”), issued by Blue World Acquisition Corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1.	Security and Issuer.

Securities acquired: Class B ordinary share, $0.0001 par value (the “Class B Ordinary Share”, together with the Class A Ordinary Shares, the “Ordinary Shares”), automatically convertible into Class A Ordinary Shares on one for one basis subject to certain adjustments upon the consummation of an initial business combination of the Issuer and Class A Ordinary Shares.

Issuer:	Blue World Acquisition Corporation

244 Fifth Avenue, Suite B-88, New York, NY 10001

Item 2.	Identity and Background.

(a) This statement is filed by Blue World Holdings Limited, a Hong Kong private company (the “Reporting Person”). The Reporting Person is the holder of record of approximately 22.22% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of Febuary 2, 2022 (including Class A Ordinary Shares and Class B Ordinary Shares on as converted basis).

(b) The principal business address of Sponsor is 244 Fifth Avenue, Suite B-88, New York, NY 10001.

(c) The Reporting Person is the sponsor of the Issuer and primarily involved in investment.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) The Reporting Person is a private company incorporated in the Hong Kong Special Administrative Region, People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

SCHEDULE 13D

CUSIP No. G1263E102

Item 4.	Purpose of Transaction.

On August 5, 2021, the Reporting Person purchased 2,300,000 shares of the Issuer’s Class B Ordinary Shares (the “Founder Shares”) for an aggregate purchase price of $25,000 pursuant to a securities purchase agreement. The Class B Ordinary Shares shall automatically convert into the Issuer’s Class A Ordinary Shares when the Issuer consummates an initial business combination, on a one-for-one basis, subject to adjustments, which can occur at any time over the next 21 months.

On January 31, 2022, the Reporting Person transferred 20,000 Founder Shares to certain directors of the Issuer at its original purchase price.

On February 2, 2022, simultaneously with the initial public offering of the Issuer and exercise of over-allotment option in full, the Reporting Person acquired 378,480 units at $10.00 per unit, each unit consisting of one Class A Ordinary Share (the “Private Shares”), one-half of one warrant and one right (the “Private Units”). Each whole warrant entitles the holder to purchase one Class A Ordinary Share at $11.50 per share and each right entitles the holder to exchange for one-tenth of one Class A Ordinary Share at the competion of an initial business combination of the Issuer.

Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Class A Ordinary Shares or engage in discussions with the Issuer concerning future acquisitions of its shares. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise.

Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Person may, at any time and from time to time, formulates other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of ordinary shares beneficially or directly owned by the Reporting Person is based upon a total of 11,964,480 Ordinary Shares outstanding as of February 2, 2022 (including Class A Ordinary Shares and Class B Ordinary Shares). The Reporting Person beneficially owns 2,658,480 Ordinary Shares, representing approximately 22.22% issued and outstanding Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares on as converted basis).

(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Person is 2,658,480 Ordinary Shares, representing approximately 22.22% issued and outstanding Ordinary Shares.

(c) Other than the disposition of the shares as reported in this Schedule 13D, no actions in the ordinary shares were effected during the past sixty (60) days by the Reporting Person.

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. G1263E102

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No.	Description
10.1	Securities Subscription Agreement
10.2	Securities Transfer Agreement dated January 31, 2022 between the Sponsor and certain directors of the Issuer
10.3	Private Placement Units Purchase Agreement dated January 31, 2022 between the Sponsor and the Issuer.

SCHEDULE 13D

CUSIP No. G1263E102

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2022

Blue World Holdings Limited

By:	/s/ Liang Shi
Name:	Liang Shi
Title:	Director